                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                                 Alpharma Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Alpharma Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

      Warrants to Purchase Class A Common Stock, $.20 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                              Warrants--020813119
                              Warrants--020813127
--------------------------------------------------------------------------------
                     (CUSIP Numbers of Class of Securities)

                                Jeffrey E. Smith
                               c/o Alpharma Inc.
                              One Executive Drive
                           Fort Lee, New Jersey 07024
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                October 21, 1998
--------------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
              Transaction                        Amount Of Filing Fee
             Valuation(1)                             $2,404.96
              $12,024,794
--------------------------------------------------------------------------------

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: _____________  Filing Party: __________________________


Form or registration no.: ___________  Dated filed: ___________________________

  Instruction. Ten Copies of this statement, including all exhibits, shall be filed with the Commission.
--------
(1) Pursuant to Rule 0-11(b)(2), the filing fee has been determined based on the average of high and low prices of the Warrants on October 15, 1998.

                               EXPLANATORY NOTE

  Copies of the Offer to exchange any and all warrants (the "Warrants") to purchase shares of Class A common stock, $.20 par value per share (the "Shares") of Alpharma Inc. (the "Company") and the Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer") have been filed by the Company as Exhibits to this Issuer Tender Offer Statement. Unless otherwise indicated, all material incorporated by reference in this Statement in response to items or sub-items of this Statement is incorporated by reference to the information contained in the Offer under the indicated caption.

ITEM 1. SECURITY AND ISSUER.

  (a) See "Information Concerning the Company."

  (b) See Cover Page of the Offer, "Description of the Capital Stock and the Warrants" and "Price Range of the Warrants and the Shares; Dividends."

  (c) See "Price Range of the Warrants and the Shares; Dividends."

  (d) Not Applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) See "Background Relating to the Warrants and the Offer."

  (b) Not Applicable.

ITEM 3. PURPOSES OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  See "Background to Relating to the Warrants and the Offer" and "Information Concerning the Company."

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  See "Price Range of the Warrants and the Shares; Dividends" and "Background Relating to the Warrants and the Offer."

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  None.


ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  None.


ITEM 7. FINANCIAL INFORMATION.

  See "Information Concerning the Company--Financial Information."

ITEM 8. ADDITIONAL INFORMATION.

  (a) See "Background to Relating to the Warrants and the Offer" and "Description of the Capital Stock and the Warrants."

  (b) None.

  (c) Not Applicable.

  (d) None.

  (e) See the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT NO. DESCRIPTION
   ----------- -----------
     (a)(1)    Offer.
     (a)(2)    Letter of Transmittal.
     (a)(3)    Notice of Guaranteed Delivery.
     (a)(4)    Instructions to Registered Holder and/or Book-Entry Transfer
               Facility Participant from Beneficial Owner.
     (b)       Not Applicable.
     (c)       Not Applicable.
     (d)(1)    Tax Opinion of U.S. Tax Counsel.
     (d)(2)    Tax Opinion of Norwegian Tax Counsel.
     (e)       Not Applicable.
     (f)       Not Applicable.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                                     October 21, 1998
                                          _____________________________________
                                                          (DATE)

                                                 /s/ Jeffrey E. Smith
                                          _____________________________________
                                                        (SIGNATURE)

                                                     Jeffrey E. Smith
                                            (VICE PRESIDENT, FINANCE AND CHIEF
                                                    FINANCIAL OFFICER)
                                          _____________________________________
                                                     (NAME AND TITLE)

  THE ORIGINAL STATEMENT SHALL BE SIGNED BY EACH PERSON ON WHOSE BEHALF THE STATEMENT IS FILED OR HIS AUTHORIZED REPRESENTATIVE. IF THE STATEMENT IS SIGNED ON BEHALF OF A PERSON BY HIS AUTHORIZED REPRESENTATIVE (OTHER THAN EXECUTIVE OFFICER OR GENERAL PARTNER OF THE PERSON FILING THIS STATEMENT) EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF SUCH PERSON SHALL BE FILED WITH THE STATEMENT. THE NAME AND ANY TITLE OF EACH PERSON WHO SIGNS THE STATEMENT SHALL BE TYPED OR PRINTED BENEATH HIS SIGNATURE.

                                       3